UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Collective Brands, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

19421W100

(CUSIP Number)

Gwen G. Reinke

Blum Capital Partners, L.P.

909 Montgomery Street, Suite 400

San Francisco, CA 94133

(415) 434-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

Stephen Fraidin, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

212-446-4800

May 1, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 19421W100	SCHEDULE 13D	Page 2 of 15

1.	NAME OF REPORTING PERSON	BLUM CAPITAL PARTNERS, L.P.
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)	94-3205364
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* See Item 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 3,353,369**
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 3,353,369**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,353,369**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%**
14.	TYPE OF REPORTING PERSON PN, IA

**	See Item 5

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CUSIP NO. 19421W100	SCHEDULE 13D	Page 3 of 15

1.	NAME OF REPORTING PERSON	RICHARD C. BLUM & ASSOCIATES, INC.
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)	94-2967812
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* See Item 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 3,353,369**
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 3,353,369**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,353,369**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%**
14.	TYPE OF REPORTING PERSON CO

**	See Item 5

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CUSIP NO. 19421W100	SCHEDULE 13D	Page 4 of 15

1.	NAME OF REPORTING PERSON		BLUM STRATEGIC GP IV, L.L.C.
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		26-0588693
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* See Item 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 3,353,369**
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 3,353,369**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,353,369**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%**
14.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

**	See Item 5

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CUSIP NO. 19421W100	SCHEDULE 13D	Page 5 of 15

1.	NAME OF REPORTING PERSON		BLUM STRATEGIC GP IV, L.P.
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		26-0588732
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* See Item 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 3,353,369**
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 3,353,369**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,353,369**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%**
14.	TYPE OF REPORTING PERSON PN

**	See Item 5

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CUSIP NO. 19421W100	SCHEDULE 13D	Page 6 of 15

Item 1.	Security and Issuer

This Schedule 13D is being filed by Blum Capital Partners, L.P., a California limited partnership (“Blum LP”); Richard C. Blum & Associates, Inc., a California corporation (“RCBA Inc.”); Blum Strategic GP IV, L.L.C., a Delaware limited liability company (“Blum GP IV”); and Blum Strategic GP IV, L.P., a Delaware limited partnership (“Blum GP IV LP”) (collectively, the “Reporting Persons”).

This Schedule 13D relates to shares of common stock, $0.01 par value per share (the “Common Stock”), of Collective Brands, Inc., a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 3231 Southeast Sixth Avenue, Topeka, Kansas 66607-2207.

The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D as previously filed.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety with the following:

Blum LP is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory services. Blum LP is an investment adviser registered with the Securities and Exchange Commission. The sole general partner of Blum LP is RCBA Inc.

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CUSIP NO. 19421W100	SCHEDULE 13D	Page 7 of 15

The principal business office address of Blum LP and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment

Richard C. Blum President, Chairman & Director	909 Montgomery St. Suite 400 San Francisco, CA 94133	USA	President & Chairman, Blum LP

Nils Colin Lind Managing Partner & Director	909 Montgomery St. Suite 400 San Francisco, CA 94133	USA and Norway	Managing Partner, Blum LP

Douglas J. Dossey Managing Partner	909 Montgomery St. Suite 400 San Francisco, CA 94133	USA and Italy	Managing Partner, Blum LP

Arthur C. Young Managing Partner	909 Montgomery St. Suite 400 San Francisco, CA 94133	USA	Managing Partner, Blum LP

John H. Park Partner	909 Montgomery St. Suite 400 San Francisco, CA 94133	USA	Partner, Blum LP

David H.S. Chung Partner	909 Montgomery St. Suite 400 San Francisco, CA 94133	USA	Partner, Blum LP

Jane J. Su Partner	909 Montgomery St. Suite 400 San Francisco, CA 94133	USA	Partner, Blum LP

Gwen G. Reinke General Counsel & Chief Compliance Officer	909 Montgomery St. Suite 400 San Francisco, CA 94133	USA	General Counsel & Chief Compliance Officer, Blum LP

Marc T. Scholvinck Partner, Chief Financial Officer, Assistant Secretary & Director	909 Montgomery St. Suite 400 San Francisco, CA 94133	USA	Partner & Chief Financial Officer, Blum LP

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CUSIP NO. 19421W100	SCHEDULE 13D	Page 8 of 15

Blum GP IV is a Delaware limited liability company whose principal business is acting as the general partner of Blum GP IV LP, a Delaware limited partnership, whose principal business is acting as the general partner of Blum Strategic Partners IV, L.P. (“Blum Strategic IV”), whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

The principal business office address of Blum GP IV and Blum GP IV LP is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the managing members and members of Blum GP IV, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Richard C. Blum Managing Member	909 Montgomery St. Suite 400 San Francisco, CA 94133	USA	President & Chairman, Blum LP

Nils Colin Lind Managing Member	909 Montgomery St. Suite 400 San Francisco, CA 94133	USA and Norway	Managing Partner, Blum LP

Douglas J. Dossey Managing Member	909 Montgomery St. Suite 400 San Francisco, CA 94133	USA and Italy	Managing Partner, Blum LP

Arthur C. Young Managing Member	909 Montgomery St. Suite 400 San Francisco, CA 94133	USA	Managing Partner, Blum LP

John H. Park Member	909 Montgomery St. Suite 400 San Francisco, CA 94133	USA	Partner, Blum LP

David H.S. Chung Member	909 Montgomery St. Suite 400 San Francisco, CA 94133	USA	Partner, Blum LP

Jane J. Su Member	909 Montgomery St. Suite 400 San Francisco, CA 94133	USA	Partner, Blum LP

Gwen G. Reinke Member	909 Montgomery St. Suite 400 San Francisco, CA 94133	USA	General Counsel & Chief Compliance Officer, Blum LP

Marc T. Scholvinck Member	909 Montgomery St. Suite 400 San Francisco, CA 94133	USA	Partner & Chief Financial Officer, Blum LP

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CUSIP NO. 19421W100	SCHEDULE 13D	Page 9 of 15

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

The source of funds for the purchases of securities was the working capital of Blum LP’s limited partnerships and the partnership for which Blum GP IV LP serves as the sole general partner.

In addition, it is anticipated that the funding for the transactions contemplated by the Merger Agreement (as defined below) will consist of a combination of (i) equity financing in the form of cash to be contributed by the Reporting Persons, Golden Gate (as defined below) and Wolverine (as defined below), (ii) equity financing in the form of Rollover Shares (as defined below) to be transferred to Parent by certain of the Reporting Persons or their affiliates immediately prior to the effective time of the Merger (as defined below) and (iii) debt financing to be incurred by parties other than the Reporting Persons.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated in its entirety with the following:

Merger Agreement

On May 1, 2012, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with WBG - PSS Holdings LLC, a Delaware limited liability company (“Parent”), WBG - PSS Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and, with respect to certain provisions therein, Wolverine World Wide, Inc. (“Wolverine”). Parent and Merger Sub are directly or indirectly owned by the Reporting Persons, Golden Gate Private Equity, Inc. (“Golden Gate”) and Wolverine.

Pursuant to the terms of the Merger Agreement, and subject to the conditions set forth therein, Merger Sub will merge with and into the Issuer and the Issuer will become a wholly-owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than certain excluded shares), will be converted automatically into the right to receive $21.75 in cash, without interest. Completion of the Merger is subject to the closing conditions set forth in the Merger Agreement, including, among other things, approval by the Issuer’s stockholders and the receipt of applicable antitrust approvals.

CUSIP NO. 19421W100	SCHEDULE 13D	Page 10 of 15

The Merger Agreement contains certain termination rights for both the Issuer and Parent, and further provides that, upon termination of the Merger Agreement under specified circumstances, the Issuer will be required to pay Parent a termination fee of $44 million and/or reimburse Parent expenses up to $12.5 million (which reimbursement shall reduce, on a dollar for dollar basis, any termination fee subsequently payable by the Issuer), and Parent will be required to pay the Issuer a reverse termination fee of $84 million (the “Parent Termination Fee”) and/or reimburse certain Issuer expenses.

Concurrently with the execution of the Merger Agreement, Parent entered into an agreement with Wolverine and a subsidiary of Wolverine pursuant to which Parent will transfer or cause to be transferred to a subsidiary of Wolverine certain assets comprising the Collective Brands Performance + Lifestyle Group business of the Issuer (the “PLG Sale”). The completion of the PLG Sale is conditioned on the concurrent completion of the Merger.

Voting Undertakings

On May 1, 2012, certain affiliates of the Reporting Persons and the Issuer entered into Voting Undertakings pursuant to which such affiliates of the Reporting Persons agreed to vote the Common Stock owned by such parties as of the date thereof in favor of the adoption of the Merger and to waive any appraisal rights pursuant to Section 262 of the Delaware General Corporation Law in connection with the Merger.

Equity Commitment Letters

On May 1, 2012, Blum Strategic IV and Golden Gate Capital Opportunity Fund, L.P. (“Golden Gate Opportunity Fund”) each entered into an Equity Commitment Letter with Parent (the “Equity Commitment Letters”) setting forth the terms and conditions upon which each of Blum Strategic IV and Golden Gate Capital Opportunity Fund has committed to, and/or to cause one or more its respective affiliates or co-investors to, capitalize Parent at or prior to the effective time of the Merger with an equity contribution in an amount up to an aggregate of $550 million (less an amount equal to the number of shares of Common Stock contributed to Parent immediately prior to the effective time of the Merger (the “Rollover Shares”) multiplied by $21.75, which is the amount of the per share consideration payable in the Merger) in order to consummate the Merger. The obligations of Blum Strategic IV under its Equity Commitment Letter are subject to (a) the satisfaction or waiver of the conditions to the obligations of Parent to consummate the Merger, (b) the contemplated debt financing having been funded (or the sources thereof having confirmed that they are ready, willing and able to fund the debt financing if the financing contemplated by the Equity Commitment Letters is funded at the closing of the Merger), (c) the simultaneous funding of Golden Gate Opportunity Fund’s equity commitment and (d) the simultaneous closing of the PLG Sale. The obligations of Blum Strategic IV under its Equity Commitment Letter expire upon the earliest to occur of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the funding of Blum Strategic IV’s obligations at the closing of the Merger and (iii) the assertion by the Company or any of its affiliates of its right to enforce Blum Strategic IV’s obligations with respect to the Parent Termination Fee under the Limited Guarantee (as defined below). The Equity Commitment Letters contain other customary terms and conditions. The Issuer is a third party beneficiary under the Equity Commitment Letters for purposes of specifically enforcing the terms and provisions thereunder under certain circumstances.

Limited Guarantee

On May 1, 2012, Blum Strategic IV and the Issuer entered into a Limited Guarantee (the “Limited Guarantee”) pursuant to which Blum Strategic IV agreed to provide a guarantee of its applicable percentage of the Parent Termination Fee.

Interim Agreement

On May 1, 2012, Parent, Merger Sub, Wolverine, Golden Gate Opportunity Fund and its affiliated investment funds and Blum Strategic IV and its affiliated investment funds entered into an Interim Agreement (the “Interim Agreement”) setting forth the terms and conditions governing certain aspects of the relationship among the Sponsors, Wolverine and Parent with respect to, among other things, the funding of and consummation of the Merger and the PLG Sale.

Sponsors Agreement

On May 1, 2012, Blum LP and its affiliated investment funds and Golden Gate and its affiliated investment funds (collectively, the “Sponsors”) entered into a Sponsors Agreement (the “Sponsors Agreement”) setting forth the terms and conditions governing certain aspects of the relationship between the Sponsors with respect to, among other things, the funding of and consummation of the Merger and the PLG Sale.

CUSIP NO. 19421W100	SCHEDULE 13D	Page 11 of 15

The foregoing summaries do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the Voting Undertakings, the Limited Guarantee, the Interim Agreement and the Sponsors Agreement, which are filed herewith as Exhibits B, C, D, E and F, respectively, and incorporated herein by reference.

The Sponsors also expect to enter into additional agreements prior to the completion of the Merger and the PLG Sale relating to their joint ownership of Parent following the completion of the Merger and the PLG Sale.

Other than as described in this Item 4, and except as otherwise disclosed herein or in the Merger Agreement, the Voting Undertakings, the Limited Guarantee, the Interim Agreement or the Sponsors Agreement, each of the Reporting Persons confirms that it does not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock that may be deemed to be beneficially owned by the Reporting Person(s), or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

The information required by Item 4 not otherwise provided herein is set forth in Item 3 and is incorporated herein by reference.

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CUSIP NO. 19421W100	SCHEDULE 13D	Page 12 of 15

Item 5.	Interest in Securities of the Issuer

(a), (b) According to the Issuer’s proxy statement filed with the Securities and Exchange Commission on April 13, 2012, there were 60,789,565 shares of Common Stock issued and outstanding as of April 1, 2012. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock: (i) 1,210,581 shares of Common Stock held by Blum LP and RCBA Inc. on behalf of the limited partnerships for which Blum LP serves as the general partner, which represents 2.0% of the outstanding shares of the Common Stock; and (ii) 2,142,788 shares of the Common Stock held by Blum GP IV, which serves as general partner of Blum GP IV LP which, in turn, serves as the general partner of Blum Strategic IV, which represents 3.5% of the outstanding shares of the Common Stock.

Voting and investment power concerning the above shares are held solely by Blum LP, and Blum GP IV. The Reporting Persons therefore may be deemed to be members of a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 3,353,369 shares of the Common Stock, which is 5.5% of the outstanding Common Stock. As the sole general partner of Blum LP, RCBA Inc. is deemed the beneficial owner of the securities over which Blum LP has voting and investment power. The filing of this Schedule shall not be construed as an admission that any of the shareholders, directors or executive officers of RCBA Inc. or the managing members and members of Blum GP IV, and Blum GP IV LP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., Blum GP IV or Blum GP IV LP.

As a result of the matters described in Item 4 above, the Reporting Persons and Golden Gate may collectively be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. As a consequence, each Reporting Person and Golden Gate may be deemed to beneficially own all shares of Common Stock beneficially owned by each other Reporting Person and Golden Gate. To the knowledge of the Reporting Persons, as of May 1, 2012, Golden Gate beneficially owned 364,634 shares of Common Stock. Neither Blum nor Golden Gate has entered into any agreement or understanding that gives the other party the right to acquire, vote or dispose of any shares of Common Stock beneficially owned by the other party.

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CUSIP NO. 19421W100	SCHEDULE 13D	Page 13 of 15

(c) During the last 60 days, the Reporting Persons have made the following transactions in the Common Stock:

On March 30, 2012, the Reporting Persons distributed, on a pro rata basis, 276,387 shares of Common Stock to a limited partner in one of the limited partnerships for which Blum LP serves as the general partner and 2,792 shares to Blum LP in a liquidating distribution.

On April 2, 2012, the Reporting Persons distributed, on a pro rata basis, 2,792 shares to the limited partners of Blum LP.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure provided in Item 6 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

The information set forth in Item 4 of this Amendment is hereby incorporated by reference in this Item 6. Other than the matters disclosed above in response to Item 4 and in this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit A - Joint Filing Undertaking, dated May 3, 2012, among Richard C. Blum & Associates, Inc., Blum Capital Partners, L.P., Blum Strategic GP IV, L.L.C. and Blum Strategic GP IV, L.P.

Exhibit B - Agreement and Plan of Merger, dated as of May 1, 2012, among the Issuer, Parent, Merger Sub and, with respect to certain provisions thereof, Wolverine (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 2, 2012).

Exhibit C - Form of Voting Undertaking between the Issuer and certain affiliates of the Reporting Persons.

Exhibit D - Limited Guarantee, dated as of May 1, 2012, between Blum Strategic Partners IV, L.P. and the Issuer.

CUSIP NO. 19421W100	SCHEDULE 13D	Page 14 of 15

Exhibit E - Interim Agreement, dated as of May 1, 2012, by and among WBG - PSS Holdings LLC, WBG - PSS Merger Sub Inc., Blum Strategic Partners IV, L.P. and its affiliated investment funds, Golden Gate Capital Opportunity Fund, L.P. and its affiliated investment funds and Wolverine World Wide, Inc.

Exhibit F - Sponsors Agreement, dated as of May 1, 2012, by and between Blum Capital Partners, L.P. and its affiliated investment funds and Golden Gate Private Equity, Inc. and its affiliated investment funds.

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CUSIP NO. 19421W100	SCHEDULE 13D	Page 15 of 15

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2012

RICHARD C. BLUM & ASSOCIATES, INC.		BLUM CAPITAL PARTNERS, L.P.
		By:	Richard C. Blum & Associates, Inc.
its General Partner

By:	/s/ Gwen G. Reinke	By:	/s/ Gwen G. Reinke
	Gwen G. Reinke		Gwen G. Reinke
	General Counsel & Chief Compliance Officer		General Counsel & Chief Compliance Officer

BLUM STRATEGIC GP IV, L.L.C.		BLUM STRATEGIC GP IV, L.P.
		By:	Blum Strategic GP IV, L.L.C.
its General Partner

By:	/s/ Gwen G. Reinke	By:	/s/ Gwen G. Reinke
	Gwen G. Reinke		Gwen G. Reinke
	Member		Member

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